

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 15, 2007

Mr. Steven Blondy
Executive Vice President and Chief Financial Officer
R.H. Donnelley Inc.
1001 Winstead Drive
Cary, N.C. 27513

> **Re:** **R.H. Donnelley Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
>
> **Forms 10-Q for Fiscal Quarters Ended September 30, 2006**
> **File No. 1-07155**

Dear Mr. Blondy:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director